UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 27, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	231082108	Page	2	of	10	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,856,613

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,856,613

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,866,613

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	10	Pages

1	NAME OF REPORTING PERSONS John W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,129,568

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,129,568

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,129,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	10	Pages

1	NAME OF REPORTING PERSONS Michael W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,347,683

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,683

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,347,683

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	5	of	10	Pages

1	NAME OF REPORTING PERSONS David W. Dickey I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,254,352

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,254,352

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,254,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	6	of	10	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr., individually and as trustee of the Lewis W Dickey Sr Revocable Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,022,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,022,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,022,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	7	of	10	Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
      The reporting persons are filing this Amendment No. 10 to Schedule 13D to update the information previously contained in Item 3 and Item 5 with respect to open market purchases by Lewis W. Dickey, Sr. of the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of the Company.
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and supplemented as follows:
      From May 23, 2008 through May 27, 2008, the Lewis W. Dickey, Sr. Revocable Trust (the “Trust”), of which Lewis W. Dickey, Sr. is trustee, purchased 2,113,000 of Class A Common Stock for an aggregate purchase price of $10,564,700. Trust funds held by the Trust were the sole source of funds used to acquire the aforementioned Class A Common Stock.
Item 5. Interest in Securities of the Issuer
     The sixth paragraph of Item 5(a) is hereby amended and restated in its entirety to read as follows:
     Lewis W. Dickey, Sr.
      Lewis W. Dickey, Sr. is deemed to beneficially own 4,022,000, or 10.7% of the outstanding shares of Class A Common Stock as follows:
•	884,000 shares of Class A Common Stock directly owned; and

•	3,138,000 shares of Class A Common Stock directly owned by the Trust, of which Lewis W. Dickey, Sr. is trustee.
     The ninth paragraph of Item 5(a) is hereby amended and restated in its entirety to read as follows:
     As a result of the arrangements and various matters described in Item 4, the reporting persons may collectively be deemed to constitute a “group,” within the meaning of Section

13(d)(3) of the Act. As a consequence, each reporting person may be deemed to beneficially own all shares of Class A Common Stock beneficially owned by each other reporting person. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons would collectively beneficially own, in the aggregate, 36.8% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person.
     Item 5(c) is hereby amended and restated in its entirety to read as follows:
     Lewis W. Dickey, Sr. engaged in various open market transactions in the past 60 days, the following details of which are summarized below: (i) the type of transaction effected, (ii) the execution date of the transaction, (iii) the price per share at which the transactions were effected and (iv) the total amount of shares that were the subject of each such transaction:

Buy/Sell	Executed Date	Price	Quantity
Buy	5/13/2008	$4.4800	20,000
Buy	5/13/2008	$4.5000	35,000
Buy	5/14/2008	$4.5800	200
Buy	5/14/2008	$4.5950	400
Buy	5/14/2008	$4.6000	124,400
Buy	5/15/2008	$4.6300	120,000
Buy	5/16/2008	$4.9400	20,000
Buy	5/16/2008	$4.9900	200,000
Buy	5/19/2008	$4.9900	25,000
Buy	5/19/2008	$5.0100	155,000
Buy	5/20/2008	$4.9900	25,000
Buy	5/21/2008	$5.0100	145,000
Buy	5/21/2008	$5.0200	5,000
Buy	5/22/2008	$4.8700	15,000
Buy	5/22/2008	$5.0100	145,000
Buy	5/23/2008	$4.9700	10,000
Buy	5/27/2008	$5.0000	2,103,000

     Except as described above, no other reporting person has had any transactions in the Class A Common Stock during the past 60 days.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: May 28, 2008

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

*

John W. Dickey

*

Michael W. Dickey

*

David W. Dickey

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: Name:	* Lewis W. Dickey, Jr.
Title:	Manager

By:	/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.
as Attorney-in-Fact